VIA EDGAR

To:	United States Securities and Exchange
Commission
Re:	Tahoe Resources Inc. (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F to be filed by the Company with the United States Securities and Exchange Commission and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2015 (the “Annual Information Form”).

I, Thomas L. Drielick, P.E., of M3 Engineering & Technical Corporation, Tucson, Arizona, hereby consent to:

  the use of my name in connection with my involvement in the preparation of the technical report entitled Escobal Mine Guatemala NI 43-101 Feasibility Study – Southeastern Guatemala issued on November 5, 2014, with effective dates of January 23, 2014 for the Escobal Mineral Resource and July 1, 2014 for the Escobal Mineral Reserve (the “Technical Report”);

  references to the Technical Report, or portions thereof, in the Annual Information Form; and

  the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report.

Dated the 24th day of March, 2016

/s/Thomas L. Drielick
Thomas L. Drielick, P.E.